VOCALTEC COMMUNICATIONS LTD.

               NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

                               September 3, 2002

Notice is hereby given that the Annual General Meeting of Shareholders of VocalTec Communications Ltd. (the "Company") will be held at the offices of VocalTec Communications Inc., One Executive Drive, Suite 320, Fort Lee, New Jersey 07024-3393, on September 3, 2002, at 12:00 p.m. (local time). The agenda for the meeting is as follows:

         1. To receive Management's report on the business of the Company for the year ended December 31, 2001.

         2. To reappoint Luboshitz, Kasierer & Co., Member Firm of Ernst & Young, as the independent public accountants of the Company for the year ending December 31, 2002 and for such additional period until the next Annual Shareholders' Meeting, and to authorize the Board of Directors to fix the remuneration of the accountants.

         3. To elect a Class II Director to the Board of Directors of the Company. To approve the terms of compensation for Ami Tal, a director and Executive Vice President of Global Sales of the Company.

         4. To approve that the engagement of any officer of the Company who is also a director of the Company and the payment of any fees to any director of the Company may be made by an agreement between the Company and a company owned by such officer or director, as long as the compensation included in such agreement has been approved by the Company's General Meeting of Shareholders.

         5. To transact such other business as may properly come before the meeting or any adjournment thereof.


         Shareholders of record at the close of business on July 30, 2002 will be entitled to notice of and to vote at the meeting.

         Shareholders who do not expect to attend the meeting in person are requested to mark, date, sign and mail to the Company the enclosed proxy as promptly as possible in the enclosed pre-addressed envelope.

                                         By Order of the Board of Directors,

                                         VOCALTEC COMMUNICATIONS LTD.

                                         Dr. Elon Ganor
                                         Chairman of the Board of Directors
Fort Lee, New Jersey
August 6, 2002

                         VOCALTEC COMMUNICATIONS LTD.

                                2 Maskit Street
                            Herzliya, 46733, Israel

                             --------------------

                                PROXY STATEMENT
                             --------------------

                    ANNUAL GENERAL MEETING OF SHAREHOLDERS

                               September 3, 2002


         This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 0.01 per share (the "Ordinary Shares"), of VocalTec Communications Ltd., a company organized under the laws of the State of Israel (the "Company"), in connection with the solicitation by the Board of Directors of proxies for use at the Company's Annual General Meeting of Shareholders (the "Meeting") to be held on September 3, 2002 at 12:00 p.m. (local time) at the offices of VocalTec Communications Inc., One Executive Drive, Suite 320, Fort Lee, New Jersey 07024-3393 or at any adjournment thereof.

         A form of proxy for use at the Meeting is attached. The completed proxy should be mailed to the Company in the pre-addressed envelope provided and received by the Company at least two (2) hours before the Meeting. Upon the receipt of a properly executed proxy in the form enclosed herewith, the persons named as proxies therein will vote the Ordinary Shares, covered thereby in accordance with the directions of the shareholder executing such proxy. In the absence of such instructions, the Ordinary Shares represented by properly executed and received proxies will be voted in favor of all of the proposed resolutions to be presented to the Meeting. Shareholders may revoke the authority granted by their execution of proxies at any time before the exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting.

         Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on July 30, 2002, will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about August 6, 2002 and will be solicited chiefly by mail; however, certain officers, Directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact. Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their respective principals. The Company will bear the cost of soliciting proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares. A copy of the Company's Annual Report for the year ended December 31, 2001, is mailed to the shareholders together with this Proxy Statement and can also be found on the Internet at www.vocaltec.com.

         On July 30, 2002 the Company had outstanding 12,127,058 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders, present in person or by proxy and holding shares conferring in the aggregate more that 33% of the voting power of the Company, will constitute a quorum at the Meeting. If a quorum is not present within thirty minutes from the time appointed for the Meeting, the Meeting will be adjourned to the same day on the following week, at the same time and place, or to such day and at such time and place as the Chairman of the Meeting may determine with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the question of adjournment. At such adjourned Meeting, any two shareholders, present in person or by proxy, will constitute a quorum.

                      BENEFICIAL OWNERSHIP OF SECURITIES
                  BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information as of July 30, 2002, concerning (i) the only persons or entities known to the Company to own beneficially more than 5% of the Company's outstanding Ordinary Shares, and
(ii) the number of Ordinary Shares beneficially owned by all Directors and officers as a group:

Names                                                          Number of Shares       Percent
-----                                                          ----------------       -------

Deutsche Telekom A.G. ....................................     2,300,000              19%

La Cresta International Trading Inc. (1)..................     1,267,550              10.5%

All directors and officers as a group (2).................     1,480,675              12.2%
---------------

(1)      Dr. Elon Ganor, who is the Chairman of the Board of Directors and Chief Executive
         Officer of the Company, and Mr. Ami Tal, who is the Executive Vice President of
         Global Sales and a Director of the Company, each own 50% of the outstanding voting shares of La Cresta and therefore may be deemed to beneficially own the Ordinary
         Shares held by La Cresta. Dr. Elon Ganor and Ami Tal are brothers-in-law. The
         1,267,550 Ordinary Shares set forth in the table include 220,000 and 90,000 options for Ordinary Shares held by Dr. Elon Ganor and Mr. Ami Tal, respectively, that are exercisable within 60 days of the date stated above and 7,500 and 10,000 Ordinary
         Shares held by Messrs. Ganor and Tal, respectively.

(2)      Includes (i) 523,125 Ordinary Shares for which options granted to officers and directors of the Company are exercisable within 60 days of the date stated above, and (ii) 940,050 Ordinary Shares held by LaCresta, which may be deemed to be beneficially owned by Dr. Ganor and Mr. Tal.



                         ITEM 1 - CONSIDERATION OF THE
                       CONSOLIDATED FINANCIAL STATEMENTS
              OF THE COMPANY FOR THE YEAR ENDED DECEMBER 31, 2001

         The Company's Annual Report for the year ended December 31, 2001 is mailed to the Company's shareholders together with this Proxy Statement. The Company's Consolidated Financial Statements for the year ended December 31, 2001, are included in such report. At the Meeting, the Directors will review the Management's report on the business of the Company for the year ended December 31, 2001, as presented in the Company's Annual Report for the year ended December 31, 2001 and will answer appropriate questions relating thereto.


                  ITEM 2 -- PROPOSAL TO APPOINT THE COMPANY'S
                        INDEPENDENT PUBLIC ACCOUNTANTS

         Shareholders shall be requested to reappoint the accounting firm of Luboshitz, Kasierer & Co., Member Firm of Ernst & Young, as the independent public accountants of the Company for the year ending December 31, 2002 and for such additional period until the next Annual Shareholders' Meeting and to authorize the Board to fix the remuneration of the accountants. Luboshitz, Kasierer & Co. have also audited the Company's books and accounts for the year ended December 31, 2001.

         It is proposed that the following Ordinary Resolution be adopted at the Meeting:

         "RESOLVED, that the appointment of Luboshitz, Kasierer & Co., Member Firm of Ernst & Young, as the Company's independent public accountants for the fiscal year ending December 31, 2002 and for such additional period until the next Annual Shareholders' Meeting, be, and it hereby is, approved, and that the Board of Directors be, and it hereby is, authorized to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services."

         The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the resolution to appoint the Company's independent public accountants. The Board of Directors recommends that the shareholders vote "FOR" the appointment of Luboshitz, Kasierer & Co. as the Company's independent public accountants and the authorization of the Board of Directors to fix the remuneration of the accountants.

                        ITEM 3 -- ELECTION OF DIRECTOR


         Article 38 of the Company's Articles of Association provides that the number of Directors shall be not less than 2 and not more than 14. The Company's Board of Directors is classified into three classes of Directors as follows: Class I Directors whose term of service expires on the annual shareholders meeting held in 2004, Class II Directors whose term of service expires on the annual shareholders meeting held in 2002 and Class III Directors whose term of service expires on the annual shareholders meeting held in 2003. In addition, two external directors appointed under the requirements of Israeli law serve for a term of three years which will expire in July 2003. Currently, Mr. Ami Tal is the only Class II Director. The term of the Class II Director will expire at the Meeting and the election of his successor. The Board of Directors recommends that at the Meeting Mr. Ami Tal be re-elected to serve as a Class II Director, to serve until the annual general meeting of shareholders to be held in 2005 and until a respective successor is duly elected and qualified.

         Ami Tal has served as Executive Vice President of Global Sales of the Company since November 1999, and as director since 1992. He served as Vice President of Operations of the Company from April 1998 to November 1999, Chief Operating Officer from 1995 until May 2000 and Chief Financial Officer from 1992 to 1995. From 1990 to 1992, Mr. Tal served as Vice President and head of the International Trading Division of LaCresta. Mr. Tal is the brother-in-law of Dr. Elon Ganor, the Chairman and CEO of the Company.

         The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the resolution to elect the foregoing nominees as directors. It is the intention of the persons appointed as proxies in the accompanying proxy to vote "FOR" the election of the Director named above as a Class II Director unless specifically instructed to the contrary. Should the Director become unavailable for election to the Board of Directors at the Meeting, the persons appointed as proxies will have discretionary authority in that instance to vote the proxy for a substitute. The Board of Directors knows of no current circumstances that would render the Director named herein unable to accept nomination or election.


                    ITEM 4 - PROPOSAL TO APPROVE THE TERMS
                          OF COMPENSATION FOR AMI TAL

         Under the Israeli Companies Law, the terms of compensation to Directors of the Company, whether in their capacity as Directors or otherwise, require shareholder approval. Mr. Ami Tal, who is currently a Director of the Company, is also the Executive Vice President of Global Sales of the Company.

         It is proposed that the shareholders approve the terms of compensation of Ami Tal for his service as an officer, including the approval of the new employment agreement between the Company and Ami Tal, all as presented at the Meeting.

         The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the resolution to approve the terms of compensation of Ami Tal. The Board of Directors recommends that the shareholders vote "FOR" the approval of the resolution to approve the terms of compensation of Ami Tal.

              ITEM 5 - PROPOSAL TO APPROVE THAT THE ENGAGEMENT OF
              ANY OFFICER WHO IS ALSO A DIRECTOR AND THE PAYMENT
            OF ANY FEES TO ANY DIRECTOR MAY BE MADE BY AN AGREEMENT
                           BETWEEN THE COMPANY AND A
                   COMPANY OWNED BY SUCH OFFICER OR DIRECTOR

         Certain officers of the Company, including, without limitation, Dr. Elon Ganor, the Company's Chief Executive Officer, are also Directors of the Company. Existing and future officers who are also directors may elect to render services to the Company through companies owned by them rather than through personal employment agreements. In addition, directors of the Company who are entitled to receive fees for their services, may elect to receive such fees through companies owned by such directors.

         It is proposed that the shareholders approve a resolution that the engagement of any officer of the Company who is also a director of the Company may be made by an agreement between the Company and a company owned by such officer and the payment of any fees to any director of the Company may be made to a company owned by such director, as long as the compensation included in such agreement or payment has been approved by the Company's General Meeting of Shareholders in accordance with the Companies Law, whether prior to or after the date hereof, and provided further that the engagement of such company owned by the officer or payment to such company owned by the director has been approved by the audit committee and by the compensation committee of the Board of Directors of the Company.

         The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution. The Board of Directors recommends that the shareholders vote "FOR" the approval of the resolution to approve that the engagement of any officer of the Company who is also a director of the Company may be made by an agreement between the Company and a company owned by such officer and the payment of any fees to any director of the Company may be made to a company owned by such director, as long as the compensation included in such agreement has been approved by the Company's General Meeting of Shareholders, and that the engagement of such company or payment to such company has been approved by the audit committee and by the compensation committee of the Board.


                                OTHER BUSINESS

         Management knows of no other business to be transacted at the Meeting. However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

         Shareholders are urged to complete and return their proxies promptly in order to, among other things, insure actions by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the Ordinary Shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of each of the proposals described in this Proxy Statement.


                                        By order of the Board of Directors,


                                        Dr. Elon Ganor
                                        Chairman of the Board of Directors
Fort Lee, New Jersey
August 6, 2002